THENABLERS, INC.

July 3, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Erin E. Martin

Re: Thenablers, Inc.

Registration Statement on Form S-1

Filed May 25, 2018

File No. 333-225239

Ladies and Gentlemen:

We, Thenablers, Inc. (the “Company”) are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) relating to the issuance by the Company of 656,700 shares of our common stock, par value $0.0001.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated June 22, 2018 regarding your review of the Registration Statement, which was filed with the Commission on May 25, 2018.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 1.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

No written materials were delivered to potential shareholders except our subscription agreements in accordance with Regulation S of the Securities Act of 1933, as amended. All subscribers were known to management of the Company as was in no manner a solicitation.

2.	We note that you will not receive any proceeds from this offering. However, you make references to such offering proceeds throughout your prospectus. Please revise. We specifically note your disclosure on pages 2, 5, 8, 25 and 26.

We have made appropriate changes throughout.

3.	Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer, please revise your disclosure to state that such seller is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, in connection with a selling shareholder who is an affiliate of a broker-dealer, please disclose if true, that:

•	the selling shareholder purchased the shares being registered for resale in the ordinary course of business; and

•	at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you are unable to make these representations, please disclose that the selling shareholder is an underwriter.

No selling stockholder is a broker-dealer.

Risk Factors

We lack an operating history and have losses that we expect to continue . . . , page 4

4.	We note your disclosure that your ability to maintain profitability and positive cash flow is dependent on this offering. However, we note that the company will not receive any proceeds in this offering. Please expand this risk factor to illustrate how this offering affects your profitability and cash flow.

Although we believe that the success of this offering is a part of our business plan, we have removed the reference to “the completion of this Offering” has have specific relevance to our profitability and cash flow.

Plan of Distribution: Terms of the Offering, page 12

5.	We note your table of selling shareholders on page 13. Please revise your disclosure to indicate the nature of any position, office or other material relationship the selling shareholders have had with the registrant. See Item 7 of Form S-1 and Item 507 of Regulation S-K.

We have made appropriate notations for those parties having a material relationship with the Company.

Description of Business, page 17

6.	Please provide more information about the collaboration network you have with eight consulting firms as disclosed on page 22. For example, please provide a brief overview of the nature of your “collaboration” with these entities, such as each party’s respective responsibilities and roles, and whether any of these agreements or understandings are memorialized in writing.

We have expanded on the description of the network by adding the following description:

The network of representatives consists of local business consulting companies that, in most cases, the CEO of the Company has collaborated with in the past in various international expansion projects. These representatives are provided exclusive geographical rights of collaboration in their markets of operation, by contract for various projects. Each network representative has 2 main obligations. First, to execute, in their local market, contracts acquired by the Company and require market entry in their local market. Second, to identify and help secure, from their local market, potential clients requiring international expansion. On the second point, the Company has already started evaluating existing contracts within the network of representatives that shall be acquired by the Company for further expansion in other markets. As a result, Thenablers, Inc. shall become the central hub for international development on behalf of the whole network. In essence, the network is a cooperative consulting firm consolidating resources of multiple representatives in various fields and geographic locations.

Description of Property, page 22

7.	We note that your principal business address appears to be a “virtual office.” Please revise to clarify this fact and also identify the physical location(s) where you primarily conduct your business operations.

We have clarified our description of our properties and operations.

Plan of Operation, page 25

8.	We note your disclosure of forecasted operating results for fiscal years 2018 and 2019. Given that you have not generated any revenues to date, please tell us and revise your disclosure to discuss in greater detail your reasonable basis for the forecasted information and elaborate on the specific steps necessary to begin generating revenues. In addition, please expand your disclosure to discuss the limitations of your forecast.

Our forecasted operating results are based upon the known and expected values of the contracts acquired through our network. We make our assumptions based on either a) prior performance of the network representative; b) prior performance of the goods and services being the subject matter of said contracts; or c) estimates determined by our management team based upon their prior experience in certain fields. Generally, we believe our forecasts to be conservative and provide the shareholders reasonable expectations for the growth of the Company.

Directors and Executive Officers, page 27

9.	Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director. Refer to Item 401(e) of Regulation S-K.

Generally, we disagree that the biographical information provided is insufficient in light of Item 401(e) of Regulation S-K. Furthermore, your comment appears to be subjective determination of compliance with Item 401(e), and further lacks any clarity as to what would suggest that the directors do not have sufficient experience. For example, Mr. Lazaretos, our Chairman and Chief Executive Officer, has nearly 15 years of managerial and directorial experience clearly stated in his biographical information. Furthermore, he has served as a member in the Board of directors of SPAR Group’s subsidiaries in India (SPAR Solutions India), Romania (SPAR BIP Romania) and Turkey (SPAR Turkey) representing SPAR Group’s interests by focusing on the local and GAAP and SOX statutory requirements. Mr. Tolis, a Director and Chief Financial Officer, has experience as a member of a board of directors of an existing issuer with securities traded on over the counter markets. Mr. Foutsis, a Director, is the General Manager of a university in Prague and manages his own real estate company. Mr Oikonomou, a Director, has extensive experience in business development and operations.

It is our position that the biographical information provided describes “. . . the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure.”

Certain Relationships and Related Party Transactions, page 33

10.	We note your disclosure with respect to entry into two representative agreements with companies that are owned by Mr. Lazaretos and Mr. Foutsis. Please revise to provide information required by Item 404(a)(3) and (a)(4) of Regulation S-K or advise. In addition, we note your disclosure on pages F-16 and F-20 regarding a loan between Thenablers Inc. and Thenablers Ltd. To the extent that Thenablers Ltd. is a related party, please revise to provide Item 404(a) information regarding this loan. Refer to Item 404(d)(1) for further guidance. Finally, please file any written contracts associated with these related party transactions as required by Item 601(b)(10)(ii)(A) of Regulation S-K or advise.

We have expanded our description of the representative agreements with Mr. Lazaretos and Mr. Foutsis in accordance with Items 404(a)(3) and 404(a)(4). In addition, we have added a disclosure related to the promissory note between the Company and Thenablers Ltd., which is controlled by Panagiotis Lazaretos.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me directly or counsel, William R. Eilers, Esq., at (786) 273-9152.

Very truly yours,

/s/ Panos Lazaretos

Panos Lazaretos, CEO

cc: William R. Eilers, Esq.